SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. _)1

                                  Navtech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   63935 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 8, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

    [  ]  Rule 13d-1(b)

    [X]   Rule 13d-1(c)

    [  ]  Rule 13d-1(d)





--------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).



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CUSIP NO.63935 10 0                                      Page  2  of  6   Pages




1                          NAME OF REPORTING PERSON
                           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           Republic Electronics Corporation

2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                         GROUP*

                                                        (a) o
                                                        (b) o
3                          SEC USE ONLY

4                          CITIZENSHIP OR PLACE OF ORGANIZATION
                                       Virginia


                       5               SOLE VOTING POWER
                                         250,000

      NUMBER OF
       SHARES          6               SHARED VOTING POWER
    BENEFICIALLY                        -0-
      OWNED BY
        EACH
      REPORTING        7               SOLE DISPOSITIVE POWER
       PERSON                            250,000
        WITH

                       8               SHARED DISPOSITIVE POWER
                                         -0-

9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       250,000

10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES*

                       [   ]

11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       9.4%

12                     TYPE OF REPORTING PERSON*

                       CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

         Navtech, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         2340 Garden Road, Suite 102
         Monterey, California 93940

Item 2(a)    Name of Person Filing:

         Republic Electronics Corporation

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         5801 Lee Highway
         Arlington, VA 22207

Item 2(c)    Citizenship:

         Virginia

Item 2(d)    Title of Class of Securities:

         Common Shares, par value $.001 per share

Item 2(e) CUSIP Number:

         63935 10 0

Item 3 This statement is not filed pursuant to Rule 13d-l(b) or 13d-2(b) or (c).

Item 4   Ownership.

Item 4(a) Amount Beneficially Owned as of May 16, 2000:

         250,000

Item 4(b)    Percent of Class:

         9.4%

Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 250,000

         (ii) shared power to vote or to direct the vote: -0-

         (iii) sole power to dispose or to direct the disposition of: 250,000

         (iv) shared power to dispose or to direct the disposition of:  -0-

Item 5    Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Inapplicable.

Item 8 Identification and Classification of Members of the Group.

         Inapplicable.

Item 9    Notice of Dissolution of Group.

         Inapplicable.

Item 10   Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           May  17, 2000
                                               ----
                                           Date


                                           REPUBLIC ELECTRONICS CORPORATION

                                           By: /s/ Michael Ueltzen
                                              ----------------------------------
                                              Michael Ueltzen
                                              President, Chief Executive Officer